MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#1050 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

October 8, 2013

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows:

October 8, 2013 to the Toronto Stock Exchange being the only stock exchange upon which the shares of the Company are listed, as well as through Marketwire and other approved public media including filing on SEDAR and EDGAR and posting on the OTCQX website, being a US platform on which the Company’s shares are traded.

Item 4	Summary of Material Change

The Company announced it has entered into a definitive agreement pursuant to which OceanaGold Corporation will acquire all of the issued and outstanding common shares of the Company in an all-share transaction, subject to regulatory, exchange, court and shareholder approval.

Item 5	Full Description of Material Change

OceanaGold Corporation (“OceanaGold”) (ASX: OGC, TSX: OGC, NZX: OGC) and Pacific Rim Mining Corp. (“Pacific Rim”) (TSX: PMU, OTCQX: PFRMF) have entered into a definitive agreement (the “Agreement”) pursuant to which OceanaGold has agreed to acquire all of the issued and outstanding common shares of Pacific Rim in an all-share transaction to be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). Pacific Rim’s principal asset is the high-grade, El Dorado Gold Project (“El Dorado”) in El Salvador.[1]

Benefits for OceanaGold shareholders

•

Adds the El Dorado high grade gold-silver resource with significant exploration upside potential. El Dorado has a Measured and Indicated Resource of 1,430,500 ounces gold equivalent (AuEq) grading 10.4 grams AuEq per tonne and an Inferred Resource of 282,400 ounces AuEq grading 10.47 grams AuEq per tonne.[2]

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1 Refer to the “Current Status of the International Arbitration” section of this report for more details about the status of permit applications for El Dorado.
2 The mineral resource estimates presented above have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the SEC. The resource estimates contained in this discussion would not be permitted in reports of the United States’ companies filed with the SEC.

•	Aligns well with OceanaGold’s strategy to invest in high quality, low cost assets and utilise its proven mine developing capabilities and experience to advance the El Dorado project
•	Presents an accretive transaction based on an acquisition value of approximately US$7/oz gold equivalent using Pacific Rim’s previously stated total resources
•	Provides a first-mover advantage opportunity into a very prospective jurisdiction for precious metals

Benefits for Pacific Rim shareholders

•

Provides an opportunity to participate in a leading gold producer through an all-share transaction that allows continued exposure to the development of the El Dorado Project in El Salvador with stronger financial stability

•	Provides Pacific Rim shareholders with a 50% premium to the 20 day VWAP as at October 7, 2013
•	Diversifies Pacific Rim’s asset risk profile and provides exposure to OceanaGold’s diversified portfolio of producing gold mines in New Zealand and the Philippines
•	Obtains access to OceanaGold’s proven skill set to build and operate gold mines internationally in environmentally sensitive and socially complex regions

Highlights of the Arrangement

Under the Arrangement, OceanaGold will acquire all of the common shares of Pacific Rim that it does not already own, in exchange for issuing to Pacific Rim shareholders 0.04006 of a common share of OceanaGold for each Pacific Rim common share, resulting in OceanaGold issuing approximately 6.76 million OceanaGold common shares to Pacific Rim shareholders. The consideration to Pacific Rim shareholders pursuant to the Arrangement equates to C$0.060497 per Pacific Rim common share, representing a 50% premium over Pacific Rim’s 20 day volume weighted average trading price on the Toronto Stock Exchange (“TSX”) and a 73% premium over Pacific Rim’s TSX closing price on October 7, 2013. The proposed Arrangement is valued at C$10.2 million (based on October 7, 2013 closing price).

The Arrangement has been unanimously approved by the Boards of Directors of OceanaGold and Pacific Rim (other than one common director of Pacific Rim and OceanaGold who has a disclosable interest in the transaction and, accordingly, abstained from voting). The Arrangement will be subject to customary conditions for transactions of this nature, and is required to be approved by at least 66 2/3% of the votes cast by the Pacific Rim shareholders at a special meeting of Pacific Rim shareholders to be called shortly. Pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, the Arrangement must also be approved by a simple majority of votes cast by shareholders excluding shares beneficially owned, or over which control or direction is exercised, by OceanaGold and any of its related parties. The Arrangement is subject to applicable regulatory and exchange approvals, and the approval of the Supreme Court of British Columbia.

The Agreement also includes non-solicitation covenants from Pacific Rim of alternative proposals, rights for OceanaGold to match any superior proposals and fiduciary-out provisions. Additionally, the Agreement provides for the payment of a termination fee of C$500,000 to OceanaGold upon the occurrence of certain events. Canaccord Genuity Corp. is acting as financial advisor to Pacific Rim and Evans & Evans, Inc. has provided a formal valuation and an opinion to Pacific Rim that, subject to the assumptions, limitations and qualifications in such opinion, the consideration to be received by Pacific Rim shareholders (other than OceanaGold) is fair, from a financial point of view, to Pacific Rim shareholders (other than OceanaGold). The Board of Directors of Pacific Rim, and a special committee of independent directors of Pacific Rim established to review and consider the transaction, have determined the Arrangement is in the best interest of Pacific Rim's shareholders, and have recommended that holders of Pacific Rim shares vote in favour of the Arrangement. All of the executive officers and directors of Pacific Rim have entered into lock-up and support agreements with OceanaGold under which they have agreed to vote in favour of the Arrangement.

The Board of Directors of Pacific Rim will include the recommendation that Pacific Rim shareholders vote in favour of the Arrangement in its management information circular (the “Circular”) that is expected to be filed with the regulatory authorities and mailed to Pacific Rim shareholders in October 2013 in relation to the special meeting of Pacific Rim shareholders expected to be held in November 2013. Full details of the Arrangement will be included in the Circular. The Arrangement is expected to close in November 2013.

OceanaGold currently owns 42,150,000 Pacific Rim common shares, which represents 19.98% of the issued and outstanding common shares.

Bridge Financing

In connection with the Arrangement, OceanaGold has also agreed to advance to Pacific Rim an aggregate of up to $1 million, to be drawn by Pacific Rim as needed for working capital purposes. These advances will be made with an interest rate of 10% per annum with a maturity date of October 7, 2014, subject to early repayment in certain circumstances. This loan is also secured by a first priority pledge over 10% of Pacific Rim’s holdings in its wholly-owned subsidiary, Pacific Rim Cayman LLC.

Current Status of the International Arbitration

In 2009, Pacific Rim filed an arbitration claim with the International Centre for the Settlement of Investment Disputes (ICSID) in Washington District of Columbia, seeking monetary compensation under the Investment Law of El Salvador. This follows the passive refusal of the Government of El Salvador to issue a decision on Pacific Rim’s application for environmental and mining permits for the El Dorado Project. The matter is now in the final phase of arbitration and Pacific Rim filed its statement of claim in March 2013. The next step of the final phase of arbitration is a submission by the Government of El Salvador by January 10, 2014, followed by written rebuttals by both parties and oral testimonies by mid-calendar year 2014. A decision is then expected after the submissions and testimonies. Notwithstanding the current arbitration, OceanaGold will also continue to seek a negotiated resolution to the El Dorado permitting impasse.

Counsel

Fasken Martineau DuMoulin LLP is acting as legal counsel to OceanaGold. DuMoulin Black LLP is acting as legal counsel to Pacific Rim.

Item 6	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Barbara Henderson, Vice President Investor Relations and Corporate Secretary

(604) 689-1976

Item 8	Date of Report

October 8, 2013